Filed by Metropolis Realty Holdings LLC pursuant to Rule 425 under the Securities Act of 1933

                              Subject Companies:  Metropolis Realty Holdings LLC
                                              Commission File Number:  333-89142

                                                   Metropolis Realty Trust, Inc.
                                                 Commission File Number: 0-21849


The stockholders of Metropolis Realty Trust, Inc. (who, following the merger and sale transaction described below, will be members of Metropolis Realty Holdings LLC, a Delaware limited liability company) are urged to read the documents relevant to the sale transaction described in this announcement that will be filed with the U.S. Securities and Exchange Commission. These documents contain important information about the sale transaction and the limited liability company units to be issued to stockholders of Metropolis Realty Trust, Inc. in connection with a merger of Metropolis Realty Trust, Inc. with a wholly-owned subsidiary to be consummated in order to facilitate the sale transaction. After these documents are filed, you can obtain the relevant documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov.

If you  write or call  us,  we will  send  you for  free,  when  available,  the information statement/prospectus that we filed in connection with the registration of the limited liability company units to be issued in connection with the merger and the sale transaction.

You can contact either Metropolis Realty Trust, Inc. or Metropolis Realty Holdings LLC at (212) 655-0220 or you can write to us at: (x) Metropolis Realty Trust, Inc. c/o Capital Trust, Inc., 410 Park Avenue, 14th Floor, New York, New York, 10022; and (y) Metropolis Realty Holdings LLC, c/o Capital Trust, Inc., 410 Park Avenue, 14th Floor, New York, New York, 10022.


                          METROPOLIS REALTY TRUST, INC.
                    ANNOUNCES AMENDMENT TO AGREEMENT TO SELL
                      1290 AVENUE OF THE AMERICAS PROPERTY
                                  TO JAMESTOWN

New York, New York (May 7, 2002) - METROPOLIS REALTY TRUST, INC. today announced that it has entered into a definitive amended and restated agreement to sell all of its interests in 1290 Avenue of the Americas to an affiliate of Jamestown.

The purchase price under the agreement is $745.5 million, subject to certain adjustments and customary prorations.

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Jamestown is a real estate  investment  and  management  company with offices in
Atlanta and Cologne, Germany. Its holdings in New York City exceed $1 billion dollars in value. The consummation of the sale is subject to customary closing conditions. The transaction is expected to close during the second or third quarter, although there can be no assurance that the sale will be consummated. If the transaction is consummated, Metropolis will no longer own any real estate
assets  and  intends  to  dissolve  and   distribute   its  net  assets  to  its
stockholders.

1290 Avenue of the Americas is a 43-story, first class commercial office building with approximately 2,000,000 rentable square feet of space. The building is centrally located in midtown Manhattan and is connected to the famed "Rockefeller Center" complex via an underground passageway. The building serves as the corporate headquarters of The Equitable Life Assurance Society of the United States (an affiliate of AXA Financial Advisors) ("Equitable"). In addition to Equitable, the building houses a variety of tenants, including financial institutions, entertainment companies and law firms.

Metropolis is a Maryland corporation that qualifies as a real estate investment trust for tax purposes.

Note: Statements in this press release which are not strictly historical are "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, which may cause the company's actual results in the future to differ materially from expected results.



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